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Disclosure Regarding Forward Looking Statements
-----------------------------------------------

o This presentation includes "forward-looking statements" relating to our business. Such forward looking statements can often be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "should", "would be", "seek", or "anticipate" or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

     - Anticipated trends and conditions in our industry, including regulatory reforms and the liberalisation of telecommunications services across Europe;
     - The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;
     -    Our ability to compete, both nationally and internationally;
     -    Our intention to introduce new products and services;
     -    Our expectation of the competitiveness of our services;
     -    The anticipated development of our network;
     - Our expectation of the impact of this development on our revenue potential, cost basis and margins; and
o In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this presentation might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



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                                 Raj Raithatha

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                            Chief Executive Officer


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2002 Highlights

| | Successful completion of financial restructuring eliminating (euro)1.7 billion of debt
     o Retained significant value for existing shareholders

| |  Financial & operational milestones
     o Generated adjusted EBITDA profit ahead of expectations
     o Cash balance increased for two consecutive quarters
     o Exceeded financial expectations for all key metrics including: revenue, gross margin and adjusted EBITDA for FY2002
     [ARROW - GRAPHIC OMITTED]  We Delivered What We Promised!


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Strategy Remains the Same!

| |  Free cash flow positive is the next goal
     o Expected Q1 2004

| |  On-net, on-net, on-net
     o Drives profitability and quality of service guarantees

| |  Provide bundled service offerings
     o Voice remains a core product offering

| |  Become the leading alternative to PTT in core markets
     o Business AND residential customer focused

| |  Leverage existing network infrastructure

Financial flexibility [ARROW - GRAPHIC OMITTED] operational flexibility

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Operating Environment

| | Versatel is one of the few operators in the telecom market with a clean balance sheet
     o Other operators, including PTTs, focusing on balance sheet related issues

| |  The demand for broadband is growing
     o Customers demanding "more for less"
     o Top line growth remains challenging

| |  Product innovation remains key to success
     o Evolution of IP-VPN
     o Bundled services over DSL technology


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Corporate Market

| |  IP-VPN early mover advantage

| | Large customer wins include: FloraHolland, Makro, CWI, Unive, Bakkersland, Simac ICT, Fortis

| |  Maintain industry segment focus
     o Government, finance, industry, services

| |  Strong sales growth
     o Push dual vendor policy with PTT (significant wins)
     o 30% of new sales are to existing customers

| |  New initiatives
     o Commercial launch of IP telephony


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Consumer

| |  Leverage strong local brand awareness
     o Zon - 8% broadband market share
     o Flensburg - 46% market share of total fixed line spend

| |    Utilize Versatel's existing infrastructure
     o Approximately 500 central offices operational
     o Capex is customer driven

| |  Strong customer base
     o Approximately 85,000 on-net customers

| |  Product innovation
     o Internet today, but bundled voice services to follow


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Versatel 2003

| |  Few existing competitors in our core markets
     o Capital is constrained for others

| |  Clean balance sheet
     o No long term debt - eliminates risk surrounding restructuring
     o Significant cash balance - cash is king

| |  Operational focus
     o On-net strategy

| |  Capex is success based
     o Network is complete




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Operational Challenges

| |  Regulatory
     o Fixed to mobile interconnect rates
     o Rollout of bitstream access in Europe

| |  Pricing
     o Price per Mbps continue to decrease
     o Customers demanding more services for less cost

| |  Product innovation
     o We compete on products, not solely price, and therefore must continue to stay ahead of the PTTs

| |  Continued economic uncertainty
     o However, telecoms services are a staple good


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                                   Mark Lazar

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                            Chief Financial Officer



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2002 Earnings Summary

((euro) millions)                       2001            2002            Growth
                                        ----            ----            ------
Gross Billings                          274             324             18%
Revenue                                 256             294             15%
Gross Margin(1)%                        37%             46%             N/A
SG&A                                    166             131            (21%)
Adjusted EBITDA(2)                      (64)             18             N/A
Capex                                  (251)            (69)            N/A
Cash Balance(3)                         722             191             N/A

(1) Gross margin as a percentage of gross billings
(2) Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortizatino, stock based compensation, tax penalties, claim settlements, restructuring expenses, idle building space and bond professional charges.
(3) On October 9, 2002, Versatel paid (euro) 343 millino in cash and issued 365 million shares to complete our financial structure.


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4Q 2002 Earnings Summary

((euro) millions)                        3Q              4Q           Growth
                                        ----            ----          ------
Gross Billings                           81              81             14%
Revenue                                  73              83             14%
Gross Margin(1)%                         47%             48%            N/A
SG&A                                     32              30             (5)%
Adjusted EBITDA(2)                        6              13             N/A
Capex                                   (14)            (20)            N/A
Cash Balance                            527             191             N/A

(1) Gross margin as a percentage of gross billings
(2) Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortizatino, stock based compensation, tax penalties, claim settlements, restructuring expenses, idle building space and bond professional charges.




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2002 Earnings by Country

((euro) millions)                    Netherlands      Belgium         Germany
                                     -----------      -------         -------
Gross Billings                         172              45              107
Revenue                                172              45               78
Gross Margin(1)%                        57%             32%              34%
SG&A                                    77              15               39
Adjusted EBITDA(2)                      20              (1)              (2)
Capex                                   48               1               21

(1) Gross margin as a percentage of gross billings
(2) Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortizatino, stock based compensation, tax penalties, claim settlements, restructuring expenses, idle building space and bond professional charges.




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Asset Impairment

| | Conducted review of fixed assets to assess the current useful life or impairment on a case by case basis
     o (euro) 260 million in total (~30% of fixed assets)
     o Rationalization will lead to lower future depreciation charges

| | Improvements in DSL technology and slow growth of broadband led to impairment of duct/fiber overbuild

| |  Impairment of old or underused equipment & systems

| |  Impairment of capitalized interest from cancelled debt

| |  Experience indicated shorter useful life of some assets


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Strong Balance Sheet

((euro) in millions

Sources                                 Uses - 2003
---------------------------             -----------------------------------
Cash FY2002             191             Working Capital                 125
EBITDA 2003E             45             Capex                            65

                      -----                                           -----
Total Sources           236              Total Uses                     190
                      =====                                           =====

| |  ~ (euro) 50 million of funding available for acquisitions

| |  Operations funded from internal cash flow after 2003



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Accounting Update

| |  Changed reporting standard to Dutch GAAP from US GAAP

     o Required to file statutory accounts in Dutch GAAP

     o Eliminate costs and operational headaches

| | We believe we are currently below the threshold for SEC reporting requirements

     o De-registration will save in excess of a million in annual expenses

     o If we are above the threshold, we will file an annual report with US GAAP reconciliation with the SEC

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Financial Outlook 2003

((euro) in millions)                  2002           2003E           Growth
                                   -----------      -------         -------
Gross Billings                         324          350-360           8-11%
New Revenue                            294          325-335          10-14%
GM% (Gross)                             46%          47-50%            N/A
GM% (Net)                               50%          51-54%            N/A
Adj. EBITDA                             17           40-50             N/A
Capex                                   69           50-75             N/A



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Summary

| |  Debt restructuring complete
     o No long-term debt

| |  Network construction complete
     o Capex is customer related

| |  On-net business growth continues
     o Focus on profitable customers
     o Payback drives sales decision - cash is king

| |  Positive free cash flow is next target

| |  Significant cash balance - no funding gap

| |  Take advantage of opportunistic acquisitions



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